[Form of Letter to Stockholders]

Exhibit 99.1

2465 Kuser Road
Hamilton, New Jersey 08690
October 14, 2003

Dear Stockholder:

      It is my pleasure to present the enclosed Dividend Reinvestment and Stock Purchase Plan, which will enable you to conveniently and economically increase your investment in Yardville National Bancorp.

      The Plan permits you to use your cash dividends to purchase additional shares of Yardville National Bancorp common stock at a discount to market price. You may also, if you wish, use the Plan to purchase additional shares of our common stock through voluntary cash payments. You pay no service charge or brokerage commissions for common stock purchased under the Plan.

      Participation in the Plan is entirely voluntary and you may terminate your participation at any time. If you wish to participate in the Plan, please complete and return the enclosed Authorization Form in the enclosed envelope. If you do not wish to participate in the Plan, you will continue to receive your cash dividends, if and when declared, from the Company.

      Please keep in mind that stockholders enrolled in the Company’s previously discontinued dividend reinvestment and stock purchase plan will not be automatically enrolled in the new Plan. In order to participate in the new Plan, all such stockholders must complete and return an Authorization Form on or before November 10, 2003.

      All of the features, terms and conditions of the Plan are detailed in the enclosed prospectus, which you should read carefully. If you have questions regarding the Plan, please contact the Plan Administrator, Registrar and Transfer Company, at (800) 368-5948, or our Assistant Treasurer, Howard N. Hall, at (609) 631-6223.

      The company values its stockholders, and we hope that you choose to enroll in the Plan and take advantage of this opportunity to increase your investment in Yardville National Bancorp.

Sincerely,

Patrick M. Ryan
President and Chief Executive Officer